Gary R. Henrie
Attorney at Law
3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                                             Telephone:  801-310-1419
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                                                    E-mail:  grhlaw@hotmail.com

April 24, 2012

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549-0404

Re:           Meganet Corporation
Registration Statement on Form S-1
Filed August 12, 2011
File No. 333-176256

Dear Mr. Spirgel:

As outside counsel to Meganet Corporation (the “Company”), I have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated April 17, 2012, regarding the Company’s registration statement on Form S-1.  Each comment is reproduced below in bold italics and followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

1.
We note your response to comment one from our letter dated March 8, 2012.  Given the materiality of the amount of sales in the pipeline to your business and recent operations, please revise your disclosure to incorporate your response.  That is, disclose your CEO’s travels and explain in more detail what you mean by the “implementation” of these orders and  how they are imminent.  With a view towards disclosure, discuss when you may book these sales as revenue and present the timelines mentioned in your response.

Response:  The last paragraph on page 13 has been added in response to this comment.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Outside Counsel to the Company